NEWS RELEASE

AMERICAN BONANZA CONTINUES TO DRILL HIGH GRADE GOLD IN THE
D-ZONE AND INTERCEPTS HIGH GRADE GOLD IN THE FOOTWALL
EXPLORATION TARGET AT COPPERSTONE

January 14, 2004 - AMERICAN BONANZA GOLD MINING CORP. (TSX Venture: BZA) (“Bonanza”) is pleased to report additional drill results from the underground core drilling program in progress at the D-Zone target and from the Footwall exploration drilling program, both at the 100% owned Copperstone Project in Arizona.

D-Zone Underground Core Drilling Program:

The eight new underground core drill holes complete the first three fans of drill holes at the D-Zone, the first results of which were announced on November 11, 2003. These drill fans are drilled on 75 foot centers through the D-Zone.

The most significant intercepts of the previously announced drill holes from these D-Zone drill fans include a 40 foot zone grading 41 grams per tonne gold (1.2 ounces per ton gold), including an interval 18 feet long grading 79 grams per tonne gold (2.3 ounces per ton of gold) in drill hole number 3 and drill hole number 4 which encountered a 32 foot interval grading 23 grams per tonne gold (0.67 ounces per ton gold), including an interval 12 feet long grading 43 grams per tonne gold (1.3 ounces per ton).

The current D-Zone results are highlighted by drill hole number 12 which contains a 45 foot intercept grading 25 grams per tonne gold (0.72 ounces per ton of gold) and 1.9% copper.

The following table is a summary of assay results for the 8 new underground holes from the D-Zone drilling program; all drill fans were drilled to the east and northeast into the Copperstone Fault zone:

D-Zone Underground Core Hole Summary
Hole ID	From-To (ft)	Intercept	Gold opt	Gold g/t	Copper %
CUDH03-6	44 - 47.6	3.6	0.11	3.7	0.2
and	94.3 - 97	2.7	0.01	0.2	2.8
CUDH03-7	41 - 49	8	0.10	3.4	0.2
CUDH03-8	81 - 88	7	0.01	0.2	1.3
CUDH03-9	111.5 - 120	8.5	0.43	14.7	0.5
and	136.3 - 139	2.7	0.17	5.7	1.2
and	159 - 166	7	0.26	8.8	7.9
and	171 - 174	3	0.27	9.3	0.2
and	184 - 191.2	7.2	0.13	4.2	3.2
CUDH03-10	86 - 88.6	2.6	0.31	10.8	1
and	100 - 111	11	0.04	1.3	6.1
CUDH03-11	79.3 - 82.4	3.1	0.01	0.2	4.7
and	113.5 - 116	2.5	0.34	11.5	0.4
and	131 - 137.2	6.2	0.10	3.4	0.7
and	150 - 151.5	1.5	0.12	4.0	0.2
CUDH03-12	124 - 169	45	0.72	24.6	1.9
Including	133.4 - 139	5.6	1.95	67.0	1
Including	146.2 - 155.6	9.4	1.10	37.6	3.4
and	175.3 - 188.4	13.1	0.19	6.6	1
and	191 - 199	8	0.07	2.5	2.4
CUDH03-13	89 - 92	3	0.14	4.6	1.2
and	113 - 114.2	1.2	0.30	10.4	0.1

and	114.2 - 124	9.8	0.01	0.2	2.6
and	242 - 249	7	0.32	11.0	0.1
and	249 - 257.5	8.5	0.01	0.2	2.4

Drilling continues on the D-Zone underground drilling program. Significant copper assays will be reported with gold assay results in the future. All assays at Copperstone are at least triple-checked routinely. Preliminary reviews of the cross section developed by this drilling indicate a maximum true thickness of approximately 20 feet for the main D-Zone high grade structure. Drilling continues on the remainder of the planned 9,000 foot D-Zone Underground drill program.

Footwall Fault Exploration Drilling Program:

Bonanza also announces the results of the first exploration drilling program at Copperstone, designed to test the Footwall Fault, located approximately 300 to 400 feet below the main focus of activities, the Copperstone Fault. The Footwall fault zone has to date not been included in any resource estimation. To date assay results for the first ten holes have been received, with three additional holes completed with assays pending. The Footwall Fault appears to lie nearly parallel to the Copperstone Fault.

The most significant drill intercept from the current drilling is in the latest hole assayed, hole number 10, which contains a five foot interval grading 47 grams per tonne gold (1.4 ounces of gold per ton). This very encouraging intercept will require follow-up drilling to test the strike and dip potential of the gold mineralization. Data interpretation continues and will guide further drilling.

Footwall Exploration Zone Drill Hole Summary
Hole ID	From (ft)	To (ft)	Intercept	Gold opt	Gold g/t
RC-03-01	220	225	5	0.24	8.1
RC-03-02	no significant assays
RCD-03-03	492.5	495	2.5	0.04	1.3
RC-03-04	430	435	5	0.11	3.7
RCD-03-05	437.5	440	2.5	0.07	2.3
and	512	517	5	0.04	1.3
RCD-03-06	no significant assays
RCD-03-07	429	438	9	0.03	1.1
RCD-03-08	550.8	560	9.2	0.24	8.1
RCD-03-09	no significant assays
RCD-03-10	466	471	5	1.38	47.3
and	567	572	5	0.07	2.4

Drill holes RC-03-01, -02 and –04 are reverse circulation drill holes. The remaining drill holes in the above table are HQ core drill holes, which produce core with a diameter of 2.625 inches. Recoveries throughout the Footwall drilling program are very good. While not drilled on a grid, spacing between the drill holes in the Footwall drilling is approximately 50 feet. An additional three holes have been completed in the Footwall Fault drilling program and assays are pending.

DETAILED INFORMATION

The Copperstone gold mineralization occurs within a package of sedimentary and volcanic rocks, in northwest striking, moderate to shallow dipping fault zones, principally the Copperstone Fault. Intensely sheared, altered and replaced rock characterizes the Copperstone Fault in the vicinity of the D-Zone. Alteration consisting of intense hematite and magnetite replacement, chloritization and silicification has been observed in the Copperstone Fault underground and is consistent with alteration visible in previous drilling.

Gold mineralization is restricted to these fault zones, with little to no gold mineralization present in the wallrocks. The reported drill intercepts are drilled thicknesses, as more information is required to construct cross sections and determine true thickness, which will be reported in the future when the required information has been obtained through additional drilling. Future exploration and development efforts will target these mineralized faults to follow up along strike and dip from the current results and previously drilled mineralization.

Drilling services are being provided by an international drilling contractor, Layne Christensen Company of Chandler, Arizona. The drilling and assaying are conducted under the supervision of Gregory French, CPG #10708, a Qualified Person as defined in Canadian National Instrument 43-101.

The underground D-Zone core is NQ2 size, about 2 inches in diameter. The core samples are collected by Bonanza personnel at the drill for each drill hole. All of Bonanza’s facilities are secure, inside the fenced compound. The core is transported to surface to Bonanza’s core processing facility on site at Copperstone by Bonanza personnel.

The core is then logged for recovery and other geotechnical features, prior to being sawed lengthwise in half by Bonanza personnel. Individual core samples are selected on a geological basis to characterize the gold mineralization associated with various rock types, alteration types and structural horizons. Subsequent to sawing and sampling, the remaining half core is geologically logged and stored on site as reference samples.

Assay sample sizes average 5 pounds for the underground drilling, and 6.5 pounds for the Footwall exploration drilling. The core samples are bagged, labeled and tied at the Copperstone project site by Bonanza personnel. Geologic information is recorded on standardized sample description forms which included color, rock type, alteration, mineral species and abundance. Samples are stored in a secure facility at the Copperstone project site. Bonanza personnel transport the samples to America West Airlines’ airfreight desk at the Lake Havasu City, Arizona airport.

America West Airlines transport the samples to the airport in Reno, Nevada. There, representatives of American Assay Laboratories (AAL) in Sparks, Nevada receive the samples and take custody of the samples. AAL is ISO / IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP).

At the AAL laboratory, the channel samples are dried, crushed to –10 mesh, pulverized to –150 mesh, split to 1,000 gram pulps, and fire assayed for gold three times using 2-assay ton fire assay charges with a gravimetric finish. Reported gold grades are the average of these three assays for each sample. All samples greater than 0.100 opt, standards, and blanks are routinely submitted to additional labs for verification. An additional routine 38 duplicate, standard and blank assays were performed for the18 drill holes announced here.

Check assays are routinely submitted to BSI-Inspectorate, Sparks, NV and Chemex Labs, Sparks, NV for 2- or 5-assay ton gold analysis. Both labs are ISO 9002 certified. Bonanza personnel deliver the samples to the check labs. A total of 51 samples for check assay have been delivered to these labs.

Additional information about Bonanza can be obtained at: www.americanbonanza.com

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call or write:
Giulio T. Bonifacio, Executive Vice President and Chief Financial Officer (604) 699-0023